UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

Information Statement Pursuant to Rules 13D-1 and 13D-2
Under the Securities Exchange Act of 1934
(Amendment No.     )1

TWIN MINING CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

90169P

(CUSIP Number)

October 14, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 90169P	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB SPECIAL SITUATIONS LP
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 14,000,000*
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 14,000,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
14,000,000*
* Consisting of 3,500,000 common shares issued on October 14, 2004 pursuant to that certain Subscription Agreement dated October 14, 2004 (the "Subscription Agreement"), and 3,500,000 additional common shares issuable on or about November 1, 2004 under the terms of the Subscription Agreement and 7,000,000 issuable pursuant to common share purchase warrants for a period of 24 months from the date of issuance on October 14, 2004 (3,500,000 warrants) and on or about November 1, 2004 (3,500,000 warrants).
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 11.35%*
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 90169P	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Twin Mining Corporation ("Twin Mining")
Item 1 (b)	Address of Issuer's Principal Executive Offices:
155 University Avenue, Toronto, Ontario, M5H 3B7
Item 2 (a)	Name of Person Filing:
RAB Special Situations LP
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB Special Situations LP c/o RAB Capital No. 1 Adam Street London W2CN 6LE United Kingdom
Item 2 (c)	Citizenship:
Delaware Limited Partnership
Item 2 (d)	Title of Class of Securities: Common Stock
Item 2 (e)	CUSIP Number:
90169P

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 90169P	13G	Page 4 of 5 Pages

(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page

(b)	Percent of Class:
See Item 11 on the cover page

(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:
(ii)    Shared power to vote or direct the vote:
(iii)   Sole power to dispose or to direct the disposition of:   See item (a) above.
(iv) Sole power to dispose or to direct the disposition of:
See Item 5-8 on the cover page

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group. Not Applicable

CUSIP No. 90169P	13G	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2004 (Date

RAB Special Situations LP By: /s/ William Philip Richards William Philip Richards, Director